SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)


{X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
                          ------------------------------------------------------

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                        to
                              -----------------------   ------------------------
Commission file number 0-16668

       A. Full title of the plan and the address of the plan:

                WSFS Financial Corporation
                401(k) Savings and Retirement Plan
                838 Market Street
                Wilmington, DE 19899

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                WSFS Financial Corporation
                838 Market Street
                Wilmington, DE 19899

                              REQUIRED INFORMATION


The audited financial statements required are incorporated herein by reference from the Financial Statements and Supplemental Information, December 31, 2003, attached as Exhibit 1.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





WSFS Financial Corporation
401(k) Savings and Retirement Plan




DATE:          June 24, 2004                /s/ DEBORAH A. POWELL
                                            ------------------------------------

                                            Deborah A. Powell
                                            Plan Administrator

                                                                      Exhibit 1

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2003 and 2002

         (With Report of Independent Registered Accounting Firm Thereon)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                                Table of Contents



                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002    2

Statements of Changes in Net Assets Available for Benefits, Years ended
    December 31, 2003, 2002, and 2001                                          3

Notes to Financial Statements                                                  4

Schedules:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
        December 31, 2003                                                      9

2    Schedule H, Line 4j - Schedule of Reportable Transactions, Year ended
        December 31, 2003                                                     10

             Report of Independent Registered Public Accounting Firm



The Participants and Administrator
WSFS Financial Corporation
     401(k) Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 2003 and 2002, and changes in net assets available for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedules of assets (held at end of year) and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 /s/KPMG LLP



June 24, 2004

                          WSFS FINANCIAL CORPORATION
                      401(k) SAVINGS AND RETIREMENT PLAN
                Statements of Net Assets Available for Benefits
                          December 31, 2003 and 2002

                                                       2003              2002
                                                   -----------       -----------
Assets:
     Investments (note 3)                          $29,436,316        21,874,988
                                                   -----------       -----------
Receivables:
     Employer contribution                              39,705            84,681
     Loans to participants                             651,022           605,492
                                                   -----------       -----------
                 Total receivables                     690,727           690,173
                                                   -----------       -----------
Net assets available for benefits                  $30,127,043        22,565,161
                                                   ===========       ===========

See accompanying notes to financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
           Statements of Changes in Net Assets Available for Benefits
                  Years ended December 31, 2003, 2002, and 2001

                                                            2003          2002          2001
                                                        -----------   -----------   -----------
Additions:
     Investment income:
        Interest and dividends                          $   292,143       269,339       254,398
        Net appreciation in fair value of investments     6,703,352     4,999,913     1,791,453
                                                        -----------   -----------   -----------
                                                          6,995,495     5,269,252     2,045,851
                                                        -----------   -----------   -----------
     Contributions:
        Employer                                          1,289,723       972,200     1,004,158
        Participants                                      1,014,000       920,278       847,225
                                                        -----------   -----------   -----------
                                                          2,303,723     1,892,478     1,851,383
                                                        -----------   -----------   -----------
                 Total additions                          9,299,218     7,161,730     3,897,234
Deductions:
     Benefits paid                                        1,737,336     1,917,356     1,715,965
                                                        -----------   -----------   -----------
                 Net increase                             7,561,882     5,244,374     2,181,269
Net assets available for benefits:
     Beginning of year                                   22,565,161    17,320,787    15,139,518
                                                        -----------   -----------   -----------
     End of year                                        $30,127,043    22,565,161    17,320,787
                                                        ===========   ===========   ===========

See accompanying notes to financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2003, 2002, and 2001


(1)    Description of Plan

       The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist associates in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

       (a)    Eligibility

              All full- and part-time associates of WSFS Financial Corporation or its subsidiaries (the Employers) who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Associates hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service, and attainment of age 21.

       (b)    Contributions

              Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 70% of their total compensation, not to exceed $12,000 in 2003. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

              All contributions made by the Employers on participants' behalf are also on a pretax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

              Company Matching Contribution - An employer matching contribution program was implemented effective July 1, 1993, under which the Employers matched 25% of the associate's contribution up to 6%. This matching contribution program was amended effective July 1, 1997, such that the Employers match 100% of the associate's contribution up to 5% of total compensation. The matching contribution is in the form of WSFS Financial Corporation common stock or cash.

              Employer Base Profit Sharing Contribution - Effective July 1, 1993, the Employers implemented a profit sharing program. The program was amended and effective as of July 1, 1997. The contribution for each eligible participant is calculated as a fixed percentage of the participant's total compensation. Prior to that, the contribution was calculated on a pro rata basis of the participant's compensation in relation to the total compensation of all participants. The profit sharing contribution is in the form of WSFS Financial Corporation common stock and consists of two parts:

               o Base Contribution - Awarded quarterly based on the fixed percentage established at the beginning of the year.

               o Supplemental Contribution - Awarded at year-end or shortly thereafter at the discretion of the Employers' Board of Directors based on the Employers' performance.

                                       4                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2003, 2002, and 2001


              For the years ended December 31, 2003,  2002, and 2001,  WSFS made
              Supplemental   Contributions  of  $343,000,   $343,000,   and  $0,
              respectively.

       (c)    Participants' Accounts

              Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also credited with an allocation of the earnings or losses of the plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

       (d)    Vesting

              All associate contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Forfeitures were $67,028 and $66,523 for the years ended December 31, 2003 and 2002, respectively. Forfeitures used to offset employer contributions amounted to $93,700, $111,996, and $47,996 for the years ended December 31, 2003, 2002, and 2001, respectively. Employer contributions were vested immediately for associates who enrolled in the Plan prior to June 30, 1993. The Plan's vesting schedule was amended as of July 1, 1997. The new vesting schedule applies to all participants who enrolled in the Plan after June 30, 1993. The table below shows the vesting schedule (old and amended) for associates who enrolled in the Plan after June 30, 1993.

             Years of service                 Vested percentages as amended
             ----------------                 -----------------------------
                   0-1                                     20%
                    2                                      40%
                    3                                      60%
                    4                                      80%
                    5                                     100%

       (e)    Withdrawals

              Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis, and withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.


                                       5                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2003, 2002, and 2001


              Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

               1.   Purchase of primary residence of the participant

               2.   Preservation of primary residence

               3.   Certain   medical   expenses   of  a   participant   or  the
                    participant's dependents

               4. Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

       (f)    Loan Provision

              Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan.

       (g)    Administrative Expenses

              Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are borne by the participants.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    Investments in Securities

              Investments in short-term securities are valued at cost that approximates market. Investments in mutual funds are valued at the net asset value of the fund, which is based on the quoted year-end market value of securities held by the fund. WSFS Financial Corporation common stock is valued at the year-end market price.

                                       6                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2003, 2002, and 2001


       (d)    Revenue Recognition and Method of Accounting

              The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value at time of sale and market value at the prior period year-end.

       (e)    Fund Accounting for Income

              The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

       (f)    Payment of Benefits

              Benefits are recorded when paid.

(3)    Investments

       The following represents investments, at fair value, that are 5% or more of the Plan's net assets.

                                                        December 31
                                                 -------------------------
                                                     2003           2002
                                                 -----------     ---------
Schwab Institutional Advantage Money Fund **     $ 2,098,327     1,846,642
Strong Government Securities Fund                  1,650,385     1,364,349
Dreyfus Appreciation Fund                            ***         1,161,767
WSFS Financial Corporation common stock**         16,148,915*   13,328,848*
Weitz Value Fund                                   1,619,450     1,116,387
Vanguard Index 500 Fund                            1,579,476       ***
Dreyfus Small Company Value Fund                   1,901,119       ***

*   Nonparticipant directed
**  Party-in-interest.
*** Investment not 5% or more of Plan's net assets for this year.


       During 2003, 2002, and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,703,352, $4,999,913, and $1,791,453, respectively, as follows:

                                  2003              2002               2001
                               ----------        ----------         ----------
Mutual funds                   $2,111,211        (1,761,944)          (226,028)
Common stock                    4,592,141         6,761,857          2,017,481
                               ----------        ----------         ----------
Total appreciation             $6,703,352         4,999,913          1,791,453
                               ==========        ==========         ==========


                                       7                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2003, 2002, and 2001


(4)    Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              December 31
                                                        ------------------------
                                                          2003         2002
                                                        -----------   ----------
Net assets:
     WSFS Financial Corporation common stock and
        employer contribution receivable                $16,196,493   13,413,529
                                                        ===========   ==========


                                                               Years ended December 31
                                                       -----------------------------------------
                                                           2003           2002           2001
                                                       -----------    -----------    -----------
Changes in net assets:
    Contributions                                      $ 1,455,133      1,010,890      1,002,953
    Interest and dividends                                  84,581         89,473         76,912
    Net appreciation                                     4,592,141      6,761,857      2,017,481
Benefits paid to participants                             (651,187)    (1,076,130)      (753,296)
Transfers to participant-directed investments           (2,697,704)    (1,392,359)      (153,898)
                                                       -----------    -----------    -----------
                                                       $ 2,782,964      5,393,731      2,190,152
                                                       ===========    ===========    ===========

(5)    Income Tax Status

       The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 26, 1987, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification.

       On February 28, 2002, the Plan was amended and restated effective January 1, 1997. The Plan received a favorable determination letter from the IRS dated February 25, 2003. The Employers believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2003. Therefore, no provision for income taxes is included in the Plan's financial statements.

(6)    Plan Termination

       Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected associates under the Plan shall become fully vested and nonforfeitable.

                                       8                             (Continued)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 2003, 2002, and 2001



(7)    Related-Party Transactions

       Certain Plan investments consist of shares of mutual funds sponsored by Charles Schwab Trust Company (the Custodian) and common stock of the Employers. Investment transactions with the Custodian and the Employers qualify as party-in-interest transactions. Fees incurred for investment management, custodial, and record-keeping services were paid by the Employers for the years ended December 31, 2003, 2002, and 2001.

                                                                      Schedule 1

                          WSFS FINANCIAL CORPORATION
                      401(k) SAVINGS AND RETIREMENT PLAN
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2003


                                                           Shares     Fair value
                                                        -----------  -----------
*    Schwab Institutional Advantage Money Fund            2,093,757  $ 2,098,327
     Strong Government Securities Fund                      151,690    1,650,385
     Dreyfus Appreciation Fund                               39,905    1,482,061
     Dreyfus Small Company Value Fund                        83,382    1,901,119
*    WSFS Financial Corporation common stock                360,065   16,148,915
     Vanguard Index 500 Fund                                 15,351    1,579,476
     Janus Worldwide Fund                                    26,558    1,053,264
     Artisan Midcap Fund                                     17,484      450,735
     Weitz Value Fund                                        45,173    1,619,450
     Pax World Fund                                          11,480      237,415
     White Oak Growth Fund                                    9,474      333,388
     Artisan International Fund                              18,146      343,134
     Clipper Fund                                             2,355      207,166
     Royce Total Return Fund                                 18,547      198,266
     Value Line Emerging Opportunities Fund                   5,905      133,215
                                                                     -----------
     Total investments                                               $29,436,316
                                                                     ===========
*    Loans to participants (interest rate of 10%)                    $   651,022
                                                                     ===========
*    Party-in-interest.


See accompanying report of independent registered accounting firm.

                                                                      Schedule 2

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year ended December 31, 2003


(single transaction or series of transaction in one issue aggregating 5% or more of the market value of plan assets at January 1, 2003)

                                                               Sales                          Number of          Number of
       Name of party and                             ---------------------------              purchases and      sales and
       description of assets        Purchases           Cost           Proceeds     Gain      issuances         redemptions
-----------------------------   ------------------   -----------   ------------- -----------  --------------   --------------
Series of transactions:
*WSFS Financial Corporation
common stock                  $      2,059,650         1,726,348       3,840,803   2,114,455       93              185


* Party-in-interest.

See accompanying report of independent registered accounting firm.